September 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Mr. H. Roger Schwall, Assistant Director

Re:	Cross Timbers Royalty Trust
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 23, 2010
File No. 1-10982

Dear Mr. Schwall:

The following are our responses to your above-referenced comment letter, dated August 31, 2010.  Your comments and our responses thereto are set forth below; numbered as such comments were numbered in your comment letter.

Form 10-K

Business, page 2

1.	Please provide all of the disclosure required by Item 101 of Regulation S-K, including information regarding the competition in your industry.

Response:

The trust's income primarily results from net profits interests the trust holds in oil and gas properties operated by others. As discussed on page 8 under “Properties” the trust indenture does not permit the acquisition of any other asset and prohibits the selling of any portion of the net profits interests unless approved by at least 80% of the unitholders or at such time as trust gross revenue is less than $1 million for two successive years.  Therefore, the trust itself is an essentially passive entity that is not subject to typical oil and gas industry competition.  However, in response to your comment we propose to include additional disclosure in future filings substantially as follows:  “The oil and gas industry is highly competitive in all of its phases.  Operators of the properties in which Cross Timbers Royalty Trust holds interests encounter competition from other oil and gas companies and from individual producers and operators.  Oil and natural gas are commodities, for which market prices are determined by external supply and demand factors. ”

United States Securities and Exchange Commission
September 14, 2010

Risk Factors, page 4

2.	Please eliminate the suggestion in the introductory paragraph that you have not included all material risks in this section.

Response:

In response to your comment, in future filings we will eliminate the words “among others” in the introductory paragraph on page 4 under “Risk Factors”.  The sentence would then read “The following factors could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by the trustee from time to time. Such factors may have a material adverse effect upon the trust’s financial condition, distributable income and changes in trust corpus.”

Results of Operations, page 17

3.
You sometimes refer to two or more sources as components that contributed to a material change.  Ensure that you quantify the amount of the change that was contributed by each of these factors.  See Section III.D of SEC Release 33-6835.

Response:

In Item 7. Trustee’s Discussion and Analysis of Financial Condition and Results of Operations, we present the calculation of the net profits income by line item compared to prior periods on page 16 of the Form 10-K.  We also disclose under “Volumes” and “Prices” the significant fluctuations in each period that are attributable to oil and gas prices and any changes due to production on pages 17-18 of the Form 10-K.  Therefore, we believe the information disclosed is sufficient to determine the quantity of the factors that caused the change in net profits interest.  However, in response to your comment, in future filings we will enhance the narrative to include a quantification of the factors that contribute to the change.

In accordance with your request, we hereby acknowledge that:

-	the trustee is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the trustee may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
September 14, 2010

Please let me know if you have questions or need further information.

Very truly yours,

/s/ Nancy G. Willis
Nancy G. Willis
Vice President
U.S. Trust, Bank of America
Private Wealth Management
Trustee